UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ZOO ENTERTAINMENT, INC.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

98978F207
(CUSIP Number)

Ariza, LLC
575 Broadway, 5th Floor
New York, NY  10012
Attention:  Deborah Blasucci, Manager
(212) 941-2880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98978F207
(1)		Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

ARIZA, LLC

(2)	Check the Appropriate Box if a	(A) ☐
Member of a Group (See Instructions)		(B) ☐

(3)		SEC Use Only

(4)		Source of Funds (See Instructions) WC

(5)	Check if Disclosure Of Legal Proceedings Is Required	☐
Pursuant to Items 2(d) OR 2(e)

(6)		Citizenship or Place of Organization United States of America

Number of Shares	(7)	Sole Voting Power
Beneficially		0
Owned by Each	(8)	Shared Voting Power
Reporting Person		0
With	(9)	Sole Dispositive Power
0
	(10)	Shared Dispositive Power
0
(11)		Aggregate Amount Beneficially Owned By Each Reporting
Person 0

(12)	Check if the Aggregate Amount In Row (11)	☐
Excludes Certain Shares (See Instructions)

(13)		Percent of Class Represented by Amount in Row (11)
0%

(14)		Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 98978F207
(1)		Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

BMP Media Holdings, LLC

(2)	Check the Appropriate Box if a	(A) ☐
Member of a Group (See Instructions)		(B) ☐

(3)		SEC Use Only

(4)		Source of Funds (See Instructions) WC

(5)	Check if Disclosure Of Legal Proceedings Is Required	☐
Pursuant to Items 2(d) OR 2(e)

(6)		Citizenship or Place of Organization United States of America

Number of Shares	(7)	Sole Voting Power
Beneficially		0
Owned by Each	(8)	Shared Voting Power
Reporting Person		0
With	(9)	Sole Dispositive Power
0
	(10)	Shared Dispositive Power
0
(11)		Aggregate Amount Beneficially Owned By Each Reporting
Person 0

(12)	Check if the Aggregate Amount In Row (11)	☐
Excludes Certain Shares (See Instructions)

(13)		Percent of Class Represented by Amount in Row (11)
0%

(14)		Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 98978F207
(1)		Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Brant Publications, Inc.

(2)	Check the Appropriate Box if a	(A) ☐
Member of a Group (See Instructions)		(B) ☐

(3)		SEC Use Only

(4)		Source of Funds (See Instructions) WC

(5)	Check if Disclosure Of Legal Proceedings Is Required	☐
Pursuant to Items 2(d) OR 2(e)

(6)		Citizenship or Place of Organization United States of America

Number of Shares	(7)	Sole Voting Power
Beneficially		0
Owned by Each	(8)	Shared Voting Power
Reporting Person		0
With	(9)	Sole Dispositive Power
0
	(10)	Shared Dispositive Power
0
(11)		Aggregate Amount Beneficially Owned By Each Reporting
Person 0

(12)	Check if the Aggregate Amount In Row (11)	☐
Excludes Certain Shares (See Instructions)

(13)		Percent of Class Represented by Amount in Row (11)
0%

(14)		Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 98978F207
(1)		Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Peter M. Brant

(2)	Check the Appropriate Box if a	(A) ☐
Member of a Group (See Instructions)		(B) ☐

(3)		SEC Use Only

(4)		Source of Funds (See Instructions) PF

(5)	Check if Disclosure Of Legal Proceedings Is Required	☐
Pursuant to Items 2(d) OR 2(e)

(6)		Citizenship or Place of Organization United States of America

Number of Shares	(7)	Sole Voting Power
Beneficially		3,531 (1)
Owned by Each	(8)	Shared Voting Power
Reporting Person		3,531 (1)
With	(9)	Sole Dispositive Power
3,531 (1)
	(10)	Shared Dispositive Power
3,531 (1)
(11)		Aggregate Amount Beneficially Owned By Each Reporting
Person 3,531 (1) (2)

(12)	Check if the Aggregate Amount In Row (11)	☐
Excludes Certain Shares (See Instructions)

(13)		Percent of Class Represented by Amount in Row (11)
Less than 1% (1) (2)

(14)		Type of Reporting Person (See Instructions) IN

(1)
Includes (i) 3,414 shares of common stock, (ii) options to purchase up to 54 shares of common stock for an exercise price of $1,548 per share and (iii) warrants to purchase up to 63 shares of common stock for an exercise price of $1,278 per share, each held directly by Mr. Brant.  Does not include (i) 317 shares of common stock, and (ii) warrants to purchase up to 80 shares of common stock for an exercise price of $1,278 per share held by The Bear Island Paper Company LLC Thrift Plan – Aggressive Growth Fund, of which Mr. Brant is the economic beneficiary and one of the three trustees.

(2)	Based on 6,243,744 shares of common stock reported by the Issuer to be outstanding, as of November 12, 2010, as described in the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2010.

Explanatory Note:

The purpose of this statement, dated February 28, 2011, which constitutes Amendment No. 1 to the Schedule 13D dated June 25, 2010, is to disclose the sale of all common stock, par value $0.001 per share (the “Common Stock”) of ZOO ENTERTAINMENT, INC. a Delaware corporation (the “Issuer”) held by Ariza, LLC.

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Schedule 13D”) relates to the Common Stock of the Issuer.  The address of the principal executive offices of the Issuer is 3805 Edwards Road, Suite 400, Cincinnati, OH  45209.

Item 2. Identity and Background

(a-c, f)  This Schedule 13D is being filed by Ariza, BMP Media Holdings, LLC (“BMP”), Brant Publications, Inc. (“BPI”) and Peter M. Brant.  Each of Ariza, BMP, BPI and Mr. Brant may be referred to herein as a “Reporting Person” and collectively may be referred to as “Reporting Persons.”

Peter M. Brant is a United States citizen, an entrepreneur, one of the three managers of BMP, and the sole stockholder of BPI.  His principal business address is 80 Field Point Road, Greenwich, CT  06830.  The principal business address of each of Ariza, BMP and BPI is 575 Broadway, 5th floor, New York, NY  10012.  Each of Ariza and BMP is a Delaware limited liability company.  BPI is a Delaware corporation.

(d)   Mr. Peter M. Brant has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

The Reporting Persons have no current plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a,b)  Ariza owns no securities of the Issuer.

(a,b)  BMP owns no securities of the Issuer.

(a,b)  BPI owns no securities of the Issuer.

(a,b)  Based on 6,243,744 shares of Common Stock reported by the Issuer to be issued and outstanding as of November 12, 2010 in the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2010, as filed with the Securities and Exchange Commission on November 12, 2010, Mr. Peter M. Brant may be deemed to be the beneficial owner of 3,531 shares of Common Stock, constituting less than 1% of the Issuer’s Common Stock, which includes:  (i) 3,531 shares of Common Stock held directly by Mr. Brant, (ii) options to purchase up to 54 shares of Common Stock for a purchase price of $1,548 per share held directly by Mr. Brant, and (iii) warrants to purchase up to 63 shares of Common Stock for a purchase price of $1,278 per share held directly by Mr. Brant.  It does not include 317 shares of Common Stock and warrants to purchase up to 80 shares of Common Stock for an exercise price of $1,278 per share held by The Bear Island Paper Company LLC Thrift Plan – Aggressive Growth Fund, of which Mr. Brant is the economic beneficiary and one of the three trustees. Mr. Brant has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of 3,531 shares of Common Stock.

(c) Not applicable.

(d) Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2011	ARIZA, LLC

	By:	/s/ Deborah Blasucci
Deborah Blasucci, Manager

February 28, 2011	BMP MEDIA HOLDINGS, LLC

	By:	/s/ Deborah Blasucci
Deborah Blasucci, Manager

February 28, 2011	BRANT PUBLICATIONS, INC.

	By:	/s/ Deborah Blasucci
Deborah Blasucci, COO/CVFO

February 28, 2011	/s/ Peter M. Brant
Peter M. Brant